Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

January 28, 2016

Crown Castle International Corp.

$600,000,000  3.400% Senior Notes due 2021

$900,000,000  4.450% Senior Notes due 2026

January 28, 2016

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 28, 2016, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	3.400% Senior Notes due 2021 (the “2021 Notes”)
4.450% Senior Notes due 2026 (the “2026 Notes”)

Ratings*:	Ba1 / BBB– / BBB– (Moody’s / S&P / Fitch)

Distribution:	SEC-registered

Aggregate Principal Amount:	2021 Notes: $600,000,000
2026 Notes: $900,000,000

Gross Proceeds:	2021 Notes: $599,862,000
2026 Notes: $897,039,000

Maturity Date:	2021 Notes: February 15, 2021
2026 Notes: February 15, 2026

Coupon:	2021 Notes: 3.400%
2026 Notes: 4.450%

Benchmark Treasury:	2021 Notes: 1.750% UST due December 31, 2020
2026 Notes: 2.250% UST due November 15, 2025

Benchmark Treasury Price and Yield:	2021 Notes: 101-20 1⁄4; 1.405%
2026 Notes: 102-09+; 1.991%

Spread to Benchmark Treasury:	2021 Notes: T + 200 basis points
2026 Notes: T + 250 basis points

Price to Public:	2021 Notes: 99.977% of principal amount
2026 Notes: 99.671% of principal amount

Yield to Maturity:	2021 Notes: 3.405%
2026 Notes: 4.491%

Interest Payment Dates:	2021 Notes: February 15 and August 15, commencing August 15, 2016
2026 Notes: February 15 and August 15, commencing August 15, 2016

Record Dates:	2021 Notes: February 1 and August 1
2026 Notes: February 1 and August 1

Make-Whole Call:	2021 Notes: Prior to January 15, 2021 (one month prior to the maturity date of the 2021 Notes), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

2026 Notes: Prior to November 15, 2025 (three months prior to the maturity date of the 2026 Notes), at greater of par and make-whole at discount rate of Treasury plus 40 basis points

Par Call:	2021 Notes: At any time on or after January 15, 2021 (one month prior to the maturity date of the 2021 Notes)

2026 Notes: At any time on or after November 15, 2025 (three months prior to the maturity date of the 2026 Notes)

Trade Date:	January 28, 2016

Settlement Date:	February 8, 2016 (T+7)

We expect to deliver the notes against payment for the notes on the seventh business day following the pricing of the notes (“T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:	We expect to receive net proceeds of approximately $1.49 billion from the sale of the notes to the underwriters, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, to repay in full all outstanding borrowings under the 364-Day Facility (and, in connection therewith, we will terminate all commitments thereunder), and to repay $500 million of outstanding borrowings under the Revolver of the New Credit Facility.

Capitalization:	As of September 30, 2015, on an as adjusted basis after giving effect to the Refinancing:

•	Our cash and cash equivalents would have been approximately $129.0 million;

•	Our total debt would have been approximately $12,092.0 million;

•	Our total long-term debt would have been approximately $12,016.7 million; and

•	Our total capitalization would have been approximately $19,301.8 million.

As adjusted cash and cash equivalents reflects the use of cash on hand to repay borrowings under the Existing Credit Facility, and also gives effect to the receipt of an installment of approximately $124 million on January 4, 2016, from the sale of CCIC’s former Australian subsidiary.

CUSIP:	2021 Notes: 22822V AA9
2026 Notes: 22822V AB7

ISIN:	2021 Notes: US22822VAA98
2026 Notes: US22822VAB71

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Senior Co-Managers:	RBS Securities Inc.

SG Americas Securities, LLC

Wells Fargo Securities, Inc.

Co-Manager:	PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated (toll-free) at 1-800-294-1322, Mizuho Securities USA Inc. (toll-free) at 1-866-271-7403 or RBC Capital Markets, LLC (toll-free) at 1-866-375-6829.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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